                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 12)


                             THE ACTAVA GROUP INC.
                    - - - - - - - - - - - - - - - - - - - -
                               (Name of Issuer)

                         $1.00 PAR VALUE COMMON STOCK
                    - - - - - - - - - - - - - - - - - - - -
                        (Title of Class of Securities)

                                  361028-10-3
                          - - - - - - - - - - - - - -
                                (CUSIP Number)

                               MICHAEL M. EARLEY
                    PRESIDENT AND CHIEF OPERATING OFFICER,
                               TRITON GROUP LTD.,
                              550 WEST C STREET,
                             SAN DIEGO, CA  92101
                                 (619) 231-1818
                    - - - - - - - - - - - - - - - - - - - -
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               OCTOBER 12, 1995
                          - - - - - - - - - - - - - -
                     (Date of Event which Requires filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                               ------------------------
  CUSIP NO. 361028-10-3          SCHEDULE 13D              PAGE 2 OF 5 PAGES
-------------------------                               ------------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRITON GROUP LTD.
      33-0318116

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4    WC


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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 [_]
 5

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

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                          SOLE VOTING POWER
                     7
     NUMBER OF            4,413,598

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,413,598

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,413,598
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.26%

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      TYPE OF REPORTING PERSON*
14
      CO, HC

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.
          -------------------

          Security:    Common Stock, $1.00 Par Value ("Common Stock")

          Issuer: The Actava Group Inc., formerly Fuqua Industries, Inc., ("Actava"), a Delaware corporation

          Address:     945 East Paces Ferry Road
                       Suite 2210
                       Atlanta, GA  30326

Item 2.   Identity and Background.
          -----------------------

     This Amendment No. 12 to Schedule 13D is being filed by Triton Group Ltd. ("Triton"), a Delaware corporation (as successor to Intermark, Inc.). The principal business and offices of Triton are located at 550 West C Street, 18th Floor, San Diego, CA 92101.

     There is no change to the remaining information contained in Item 2 of
Schedule 13D, as amended to date.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     There is no change to the information contained in Item 3 of Schedule 13D, as amended to date.

Item 4.   Purpose of Transaction.
          ----------------------

     The information set forth in Item 4 of Triton's Schedule 13D, as amended, is hereby amended as follows:

     On October 12, 1995, Triton entered into a letter agreement with Actava pursuant to which Actava agreed to register approximately 3,000,000 shares of Actava Common Stock held by Triton on a Form S-3 registration statement (the "Form S-3"). The Form S-3 is to be prepared by Actava and filed with the Securities and Exchange Commission within ten (10) days following the date of the agreement. Pursuant to the agreement, Actava will use all reasonable efforts to cause the Form S-3 to remain effective until ninety (90) days after the consummation of the proposed mergers (the "Mergers") of Actava with Orion Pictures Corporation, MCEG Sterling Incorporated and Metromedia International Telecommunications Inc., or, if later, ninety (90) days after the effectiveness of the Form S-3. Triton agreed that, upon the filing of the Form S-3, Triton will deliver to Actava proxies in blank executed by Triton covering all of Triton's shares of Actava Common Stock, which will enable Actava's proxyholders to vote all of the Actava shares held by Triton in favor of the Mergers. Triton will not revoke, amend or rescind such proxies, unless proxies are required to be resolicited from all stockholders of Actava as a result of a material change in the information regarding the Mergers contained in the Proxy
Statement/Form S-4 Registration Statement of Actava. Triton also agreed to pay certain reasonable out-of-pocket expenses incurred by Actava in effecting the registration. Triton and Actava will cooperate with each other to ensure the concurrent application of the net proceeds of any offering first to repay in full all obligations of Triton under the Amended and Restated Loan Agreement between Triton and Actava, currently approximately $18,000,000. In addition, Actava and Triton will provide the other with certain indemnification regarding the Form S-3.

     Subject to favorable market conditions, including, in particular, the stock price of the Actava Common Stock, Triton intends to sell all or a portion of its shares of Actava Common Stock being registered under the Form S-3. Triton anticipates that such sales will primarily consist of block sales to institutions, but also may involve open market transactions or other transactions effected through registered broker dealers. Actava has agreed with Triton to use its reasonable efforts to assist Triton in its sales effort.

     In addition, Triton may distribute a portion of its shares of Actava Common Stock to its stockholders.

     Under the letter agreement, Triton agreed with Actava that, subject to the consummation of the Mergers, Triton waives the provisions of the Amended and Restated Stockholder Agreement dated as of June 25, 1993 between Triton and Actava requiring that the Board of Directors of Actava consist of nine members and providing that Triton would be entitled to designate one or two members of the Board of Directors of Actava.

                               Page 3 of 5 Pages
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Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     There is no change to the information contained in Item 5 of Schedule 13D as amended to date.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     The information set forth in Item 6 of Triton's Schedule 13D, as amended, is hereby amended as follows:

     The letter agreement between Triton and Actava referred to in Item 4 hereof pursuant to which Actava agreed to register approximately 3,000,000 shares of Actava Common Stock held by Triton on a Form S-3 registration statement is filed herewith as Exhibit 17 and incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     The information set forth in Item 7 of Triton's Schedule 13D, as amended, is hereby amended as follows:

    17. Letter Agreement dated October 12, 1995 between Triton Group Ltd. and The Actava Group Inc.

                               Page 4 of 5 Pages

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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 1995            TRITON GROUP LTD.

                                    By:    /s/ JOHN C. STISKA
                                       -----------------------------------------
                                    Name:  John C. Stiska
                                         ---------------------------------------
                                    Title: Chief Executive Officer
                                          --------------------------------------

                               Page 5 of 5 Pages